U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-06135                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

TEMPLETON INSTITUTIONAL FUNDS, INC.

4. Address of principal executive office: (number, street, city, state, zip code)

       500 EAST BROWARD BLVD., SUITE 2100, FORT LAUDERDALE, FL 33394-3091







            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

        Franklin Global Trust
        Franklin Templeton Fund Allocator Series
        Franklin Universal Trust
        Franklin Floating Rate Trust
        Franklin Gold and Precious Metals Fund
        Franklin Strategic Mortgage Portfolio
        Franklin Templeton Limited Duration Income Trust
        Templeton Russia and East European Fund, Inc.
        Templeton Global Income Fund
        Templeton Emerging Markets Fund
        Templeton Emerging Markets Income Fund
        Templeton Capital Accumulator Fund
        Franklin Multi-Income Trust

and the Board of Directors of

        Templeton Dragon Fund, Inc.
        Templeton Institutional Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2004, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2004 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees and Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006












            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2004, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of July 31, 2004, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.



By:



/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER

6/21/06
---------------------------------
Date


/s/ Jimmy D. Gambill
-----------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
----------------------------------
Date












                                                                    ATTACHMENT I


FUND                                                PERIODS COVERED
-------------------------------------------------------------------------------


FRANKLIN GLOBAL TRUST:
Fiduciary European Smaller Companies Fund       April 30, 2004-July 31, 2004
Fiduciary Large Capitalization Growth and
Income Fund                                     April 30, 2004-July 31, 2004
Fiduciary Small Capitalization Equity Fund      April 30, 2004-July 31, 2004
Fiduciary Core Fixed Income Fund                April 30, 2004-July 31, 2004
Fiduciary Core Plus Fixed Income Fund           April 30, 2004-July 31, 2004
Fiduciary High Income Fund                      April 30, 2004-July 31, 2004

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES:
Franklin Templeton Conservative Target Fund     February 29, 2004-July 31, 2004
Franklin Templeton Moderate Target Fund         February 29, 2004-July 31, 2004
Franklin Templeton Growth Target Fund           February 29, 2004-July 31, 2004
Franklin Templeton Corefolio Allocation Fund February 29, 2004-July 31, 2004 Franklin Templeton Founding Funds
Allocation Fund                                 February 29, 2004-July 31, 2004

FRANKLIN UNIVERSAL TRUST                        March 31, 2004-July 31, 2004
FRANKLIN FLOATING RATE TRUST                    February 29, 2004-July 31, 2004
FRANKLIN GOLD AND PRECIOUS METALS FUND          April 30, 2004-July 31, 2004
FRANKLIN STRATEGIC MORTGAGE PORTFOLIO           March 31, 2004-July 31, 2004
FRANKLIN TEMPLETON LIMITED DURATION
INCOME TRUST                                    March 31, 2004-July 31, 2004
TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.   March 31, 2004-July 31, 2004
TEMPLETON GLOBAL INCOME FUND                    March 31, 2004-July 31, 2004
TEMPLETON EMERGING MARKETS FUND                 March 31, 2004-July 31, 2004
TEMPLETON EMERGING MARKETS INCOME FUND          March 31, 2004-July 31, 2004
TEMPLETON CAPITAL ACCUMULATOR FUND              March 31, 2004-July 31, 2004
TEMPLETON DRAGON FUND, INC.                     March 31, 2004-July 31, 2004
FRANKLIN MULTI-INCOME TRUST                     May 31, 2004-July 31, 2004

TEMPLETON INSTITUTIONAL FUNDS, INC.:
Foreign Equity Series                           March 31, 2004-July 31, 2004
Emerging Fixed Income Series                    March 31, 2004-July 31, 2004